Filed pursuant to Rule 424b3

Registration No. 333-230150

IMPORTANT NOTICE

ProShares UltraPro 3x Crude Oil ETF (OILU)

ProShares UltraPro 3x Short Crude Oil ETF (OILD)

(each, a “Fund”, and together, the “Funds”)

Supplement dated March 12, 2020

to each Fund’s Prospectus and Disclosure Document

dated March 29, 2019

The Prospectus and Disclosure Document for each Fund is hereby revised to reflect that:

Under certain market conditions, including for example, significant market volatility or market disruptions, each Oil Fund may seek to use swaps with loss limits or option strategies in a manner designed to limit Fund losses or otherwise prevent the Fund’s net asset value (“NAV”) from going to zero. These strategies will not prevent an Oil Fund from losing value. Rather, they are intended to allow an Oil Fund to preserve a small portion of its value in the event of significant movements in a Fund’s benchmark. There can be no guarantee that an Oil Fund will be able to implement such strategies or that such strategies will be successful. Each Oil Fund will incur additional costs as a result of such strategies which may cause or increase tracking error or decrease performance. Use of such strategies would cause an Oil Fund to not perform consistent with its investment objective.

Furthermore, in the event that an Oil Fund’s value decreases by 70% or more at any point from its prior day’s NAV, as determined by the Sponsor, the Sponsor, in its sole discretion, in order to maintain the integrity of the ongoing operation of the Fund or for other reasons, may cause such Fund to liquidate some or all of its positions and, in lieu of such positions, invest such assets in cash or money market instruments.

The above actions may be taken without prior notification to shareholders and would be expected to cause an Oil Fund not to perform consistent with its investment objective. Under these circumstances, consistent with its general authority, the Sponsor may, but is not obligated to, cause an Oil Fund to be terminated and dissolved.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.